04001504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~27985~~ 30927

RECEIVED FEB 25 2004 187 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
(No. and Street)

Waverly (City) IA (State) 50677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katherine I. Grete 319-483-3099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue Suite 1500 (Address) Milwaukee, (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine I. Grete, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUNA Brokerage Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA A. BLUM
COMMISSION NO. 174466
MY COMMISSION EXPIRES
5-23-06
NOTARIAL SEAL IOWA

Signature

Assistant Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of XXXXXXXXX. Operations
☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

CUNA Brokerage Services, Inc.

Financial Statements and Schedules
December 31, 2003
(With Report of Independent Auditors)

CUNA Brokerage Services, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Board of Directors of
CUNA Brokerage Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of CUNA Brokerage Services, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2004

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 3,853,796
Cash held in reserve for benefit of customers	153,500
Marketable securities, at fair value	1,285,323
Receivable for commissions	407,681
Receivable from clearing organizations	484,618
Income taxes receivable, federal	61,216
Total assets	$ 6,246,134

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 1,739,268
Accounts payable to affiliates	240,435
Income taxes payable, state	273,251
Other liabilities	161,900
Total liabilities	2,414,854
Stockholder's Equity:	
Common stock, no par value with a $300 stated value, authorized 2,000 shares; issued 765 shares	229,500
Retained earnings	3,601,780
Total stockholder's equity	3,831,280
Total liabilities and stockholder's equity	$ 6,246,134

The accompanying notes are an integral part of these financial statements.

CUNA Brokerage Services, Inc.
Statement of Operations
Year ended December 31, 2003

Revenues:	
Commissions	$ 58,927,457
Trading reimbursements	838,525
Interest	131,191
Unrealized gain on investments	155,109
Other	346,852
Total revenues	60,399,134
Expenses:	
Commissions	50,079,630
Clearing	3,196,213
Contracted services from affiliates	4,068,646
Other	124,524
Total expenses	57,469,013
Income before income tax expense	2,930,121
Income tax expense	1,151,672
Net income	$ 1,778,449

The accompanying notes are an integral part of these financial statements.

CUNA Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2003

Common stock:	
Balance at beginning and end of year	$ 229,500
Retained earnings:	
Balance at beginning of year	3,223,331
Net income	1,778,449
Dividend paid to parent	(1,400,000)
Balance at end of year	3,601,780
Total stockholder's equity	$ 3,831,280

The accompanying notes are an integral part of these financial statements.

CUNA Brokerage Services, Inc.
Statement of Cash Flows
Year ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 1,778,449
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investments	(155,109)
Purchase of marketable securities	(26,733)
Change in:	
Cash held in reserve for benefit of customers	(153,500)
Receivable for commissions	348,206
Receivable from clearing organizations	3,829
Income taxes receivable, federal	(61,216)
Other asset	85
Commissions payable	184,293
Accounts payable to affiliates	75,311
Income taxes payable, state	51,946
Other liabilities	149,000
Total adjustments	416,112
Net cash provided by operating activities	2,194,561
Cash flows from financing activities:	
Dividend paid to parent	(1,400,000)
Net cash used in financing activities	(1,400,000)
Net increase in cash and cash equivalents	794,561
Cash and cash equivalents at beginning of year	3,059,235
Cash and cash equivalents at end of year	$ 3,853,796
Supplemental disclosure of cash flow information - Cash paid during the year for income taxes	$ 1,160,942

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

Company Information
CUNA Brokerage Services, Inc. (CBSI or the Company) is a wholly-owned subsidiary of CUNA Mutual Investment Corporation (CMIC), which is wholly-owned by CUNA Mutual Insurance Society (CMIS). CMIS is a life insurer domiciled in Wisconsin. Effective July 1, 1990, CMIS entered into a permanent affiliation with CUNA Mutual Life Insurance Company (CMLIC), an Iowa life insurer. The Company is registered with the Securities and Exchange Commission (SEC) as a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD) and subject to regulations under the Securities Exchange Act of 1934. The Company is utilized as a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services. Brokerage services are provided primarily to credit union members. The Company has entered into an agreement with an unrelated broker-dealer to process and clear all of the Company's securities transactions. The Company consistently monitors the creditworthiness of this clearing broker to mitigate the Company's exposure to credit risk.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Determination of Revenues
Commission income and related expense from customer securities transactions are recorded on a trade-date basis. Trading reimbursements represent fees from the clearing broker based on volume of trades and balances in money market accounts and are recorded on a monthly basis as earned.

Marketable Securities
The Company's investments in marketable securities are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

Income Taxes
The Company records deferred income taxes for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they are enacted.

2. **Cash Equivalents**

Investments in debt securities with remaining maturities of 90 days or less at the time of purchase and money market funds are considered to be cash equivalents. As of December 31, 2003, $120,000 is included in cash and cash equivalents which relates to a deposit with a clearing broker.

3. **Marketable Securities**

Marketable securities consist of an investment in the MEMBERS Balanced Fund, a registered investment company managed by an affiliate of the Company.

4. **Net Capital Requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2003, the Company had net capital of $2,967,828, which was $2,806,838 in excess of its required net capital of $160,990, and the Company's ratio of aggregate indebtedness to net capital was 0.81 to 1.

5. **Income Tax Expense**

The Company is included in a consolidated federal income tax return with CMIS and its domestic subsidiaries. The Company's provision for income taxes is determined on a separate return method. Pursuant to a tax sharing agreement between CMIS and its subsidiaries, the total federal income tax as calculated on the consolidated federal income tax return is allocated between CMIS and its subsidiaries in proportion to each company's federal income tax, as if it were filing a separate return. Income tax credits are allocated to companies within the consolidated tax group based on the tax benefit which the consolidated tax group receives from each company.

Income tax expense for the year ended December 31, 2003 consists of:

Federal tax expense	$ 951,109
State tax expense	200,563
Total income tax expense	$ 1,151,672

Income tax expense differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income tax expense due to the items listed in the following reconciliation:

Tax expense computed at federal statutory tax rate	$ 1,025,542
Tax exempt interest	-
State tax expense, net of federal benefit	135,973
Other	(9,843)
Total income tax expense	$ 1,151,672

At December 31, 2003, there were no significant temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

6. Breakpoint Refunds

The Company collects sales charges from customers who buy shares of certain classes of mutual fund shares. These sales charges are set by the mutual fund company and described in the applicable prospectus. Fund companies typically offer discounts to the front-end sales charges assessed on Class A fund shares at certain pre-determined levels of investment, which are called "breakpoints".

As a result of a series of examinations during 2002, securities regulators became concerned that broker-dealers nationwide were not uniformly delivering appropriate breakpoints. These concerns led to a series of NASD directives to member firms engaged in the sale of mutual fund shares. Among other things, these directives required the Company to conduct a self-assessment of its 2002 and 2001 mutual fund sales activity for missed breakpoints. As a result of this self-assessment, the Company identified certain customers that did not receive breakpoint discounts for which they were eligible. The Company corrected these missed breakpoints in accordance with NASD guidance. Based on information from the breakpoint self-assessments, the NASD directed member firms to take additional action and provided the Company with an estimated total overcharge on the sale of Class A mutual fund shares during 2002 and 2001. The Company has sent information about breakpoints and claim forms to its mutual fund customers in accordance with these subsequent NASD directives. Pending the conclusion of its efforts to identify and contact such customers, management has used the results of the NASD to estimate the Company's total exposure to refunds of commissions to such customers ("breakpoint refunds"). At December 31, 2003, $153,500 has been reserved in a segregated clearing account of which is reported as cash held in reserve for benefit of customers in the statement of financial condition. A corresponding liability for this same amount has been recorded and is reported in other liabilities in the statement of financial condition.

7. **Transactions with Affiliates**

Under a cost sharing agreement, CMLIC allocates to the Company certain costs and expenses for various services, office space, equipment and other items incurred on behalf of the Company. Total costs allocated to the Company amounted to $4,068,646 during 2003.

The Company pays commission expense directly to certain representatives and to CMLIC for commissions paid on behalf of the Company. Commission expenses incurred by the Company for reimbursement to CMLIC totaled $40,195,728 during 2003. Commissions payable at December 31, 2003 includes $1,171,561 due to CMLIC.

Intercompany balances from the above transactions are generally settled monthly.

CUNA Brokerage Services, Inc.
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2003

Aggregate Indebtedness:		
Commissions payable		$ 1,739,268
Accounts payable to affiliate		240,435
Income taxes payable, state		273,251
Other liabilities		161,900
Total aggregate indebtedness		$ 2,414,854
Net Capital:		
Total stockholder's equity		$ 3,831,280
Deduct:		
Nonallowable assets:		
Receivable from clearing organizations	$ 484,618	
Other receivables	139,838	624,456
Haircuts on securities		238,996
		863,452
Net capital		$ 2,967,828
Net Capital Requirement:		
Minimum net capital (greater of $50,000 or 6.67% of aggregate indebtedness)		$ 160,990
Net capital in excess of minimum requirement		2,806,838
Total net capital as above		$ 2,967,828
Ratio of aggregate indebtedness to net capital		.81 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on Form X-17a-5, Part II (unaudited).

CUNA Brokerage Services, Inc.
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2003

The Company has elected the exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission, which requires the deposit of all customer funds in a special reserve bank account for the exclusive benefit of customers. At December 31, 2003, the Company held no customer funds and had no required deposit to such account.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants On Internal Control

To the Board of Directors of
CUNA Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2004